FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

INDEX TO FINANCIAL STATEMENTS

I:\ACT-RPG\CORRES\11KINDEX.

ERNST & YOUNG

Ernst & Young LLP
1700 One Williams Center (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administrative Committee
The Williams Investment Plus Plan

We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 20, 2008

Ernst & Young

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
Assets:		
Investments (at fair value)	$1,212,098,166	$1,065,721,752
Noninterest-bearing cash	-	12,623
Receivable from trustee	-	154,351
Class action settlement receivable	4,830,289	-
Due from brokers	57,479	320,510
Total assets (at fair value)	1,216,985,934	1,066,209,236
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	725,185	1,186,902
Net assets available for benefits	$1,217,711,119	$1,067,396,138

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2007

Additions to net assets:	
Contributions:	
Participant	$ 33,900,720
Employer	21,504,826
Rollovers	5,127,310
Total contributions	60,532,856
Class action settlement proceeds	4,830,289
Net investment income:	
Dividends	41,829,530
Interest	1,368,961
Total dividend and interest income	43,198,491
Net appreciation in fair value of investments	176,446,761
Investment expenses	(453,869)
Total net investment income	219,191,383
Total additions to net assets	284,554,528
Deductions from net assets:	
Withdrawals	134,239,547
Net increase during the year	150,314,981
Net assets available for benefits at beginning of year	1,067,396,138
Net assets available for benefits at end of year	$1,217,711,119

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1--Description of plan

The information included below regarding The Williams Investment Plus Plan (the "Plan") provides only a general description of the Plan. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated, is a defined contribution plan and a portion of the Plan is also an employee stock ownership plan ("ESOP") maintained for the benefit of substantially all employees of The Williams Companies, Inc. and its participating subsidiaries (collectively, "Williams" or "Employer"), excluding employees represented by certain collective bargaining agreements, and certain other employees, as defined.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan is intended to constitute a plan described in Section 404(c) of the ERISA, and Title 29 of the Code of Federal Regulation Section 2550.404c-1, and the fiduciaries of the Plan may be relieved of liability for any losses which are the direct and necessary result of investment instructions given by such participant or beneficiary.

Administration

The Administrative Committee is the Plan administrator. The Investment Committee has the responsibility to select investment funds, monitor the performance of the trustee, investment funds and investment managers, and appoint, remove and replace the trustee, any investment fund and any investment manager. The Benefits Committee has the authority and responsibility for the implementation of actions required to be performed by such committee under ERISA (after taking into account the terms of the Plan and the Trust Agreement) with respect to overriding the terms of the Plan which require the availability of a fund consisting of common stock issued by The Williams Companies, Inc. ("Common Stock Fund") unless such action relates to Section 404(c) of ERISA or such actions could be implemented by the Trustee. The Benefits committee, in its settlor capacity, may amend the Plan provided it is a non-material amendment as detailed in the Plan. Fidelity Management Trust Company is the trustee and record keeper, and Fidelity Investments Institutional Operations Company, Inc. provides certain record keeping services for the Plan. The Compensation Committee, in its settlor capacity has the right to terminate or amend the Plan.

Note 1--Description of plan (continued)

Contributions

Each eligible participant has an Employee Contribution Account, consisting of, as applicable, an After-Tax Account, a Pre-Tax Account and a Rollover Contribution Account; and, as applicable, an Employer Contribution Account, consisting primarily of an Employer Matching Contribution Account. In addition, certain participants may also have a Bonus Employee Stock Ownership Plan (BESOP) Employer Contribution Account, a MAPCO Employer Matching Contribution Account, a Transtock Account, a Williams Companies Employee Stock Ownership Plan (WESOP) Account, a Catch-up Contribution Account, a 2005 ERISA Settlement Account, and a 2006 Securities Settlement Account, as applicable.

The Plan was amended effective December 15, 2007, to provide for the receipt of settlement proceeds from the Securities Class Action Settlement (see Note 8). A 2006 Securities Settlement Account was added for certain participants as applicable.

Eligible employee participants may contribute from one percent to 30 percent of his/her eligible compensation (one to ten percent for Highly Compensated Employees, as defined in the Plan) per pay period. The Employer will contribute an amount equal to 100 percent of each participant's contribution up to a maximum of six percent of his/her eligible compensation. In addition, the Plan allows for discretionary Employer contributions. No such discretionary Employer contributions were made in 2007.

The Pre-Tax Account is made up of amounts contributed from the participant's "before tax" compensation. The Plan allows a maximum contribution to the Pre-Tax Account of 30 percent of the eligible employee participant's compensation (10 percent for Highly Compensated Employees). The maximum pre-tax contribution percentage is subject to periodic adjustment in order to comply with Internal Revenue Service ("IRS") Regulations.

Participants may elect investment in any of various investment options, including a self-directed fund, provided they allocate their contribution in multiples of one percent subject to certain restrictions. A participant may change his/her investment direction from time to time, subject to certain limitations.

Effective January 1, 2006, the Plan was amended to phase out all shares in the Williams Common Stock Fund by the end of 2010. Employee participants may be eligible to withdraw certain vested shares of Williams Common Stock in their Employer Contribution Accounts beginning in 2008 until December 2010. The remaining shares in the Williams Common Stock Fund will be required to be sold and the proceeds reinvested in other available investment

Note 1--Description of plan (continued)

options within the Plan by December 2010. If a participant takes no action to sell their shares by December 2010, the shares will be sold and the proceeds reinvested in the applicable Fidelity Freedom Fund, based on the participant's age, or other default fund. This amendment does not affect the Williams common stock held in the Transtock Account or WESOP Account (collectively, the "Restricted Williams Common Stock Fund"). Additionally, effective January 1, 2006, the Plan was amended to no longer allow participants' future contributions, including employer and employee contributions, loan payments and rollovers, in shares of the Williams Common Stock Fund. Dividend reinvestment will continue to be allowed within the Williams Common Stock Fund.

As a result of provisions of the Pension Protection Act of 2006, the Plan was amended effective January 1, 2007, to allow all participants that hold Williams common stock in the Restricted Williams Common Stock Fund to sell the shares and reinvest the proceeds in other available investment options with the Plan.

Effective December 31, 2007, the Plan was amended to add the Fidelity Freedom Fund 2050 as a new investment option.

Vesting

A participant has a nonforfeitable vested interest in the current fair value of the assets purchased with his/her contributions. An eligible employee participant becomes 20 percent vested in the employer contributions made on his/her behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, becoming 100 percent vested upon five years of service. In addition, a participant's account becomes totally vested by reason of his/her death, total and permanent disability, reaching age 65, eligibility to receive early retirement benefits under a pension plan of Williams, permanent job elimination or permanent reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Upon certain sales of assets or companies, participants affected by permanent job elimination or permanent reduction in work force are also 100 percent vested.

Generally, the payment of benefits under the Plan shall be made in cash, or if requested by the participant, with respect to amounts held in the ESOP portion of the Plan, in Williams common stock, with the balance made in cash.

Note 1--Description of plan (continued)

Employer contributions which are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future Employer contributions and payment of Plan expenses.

In-service withdrawals

An eligible employee participant may request a partial in-service withdrawal from the Plan of his/her Rollover Contribution Account and a portion, as defined in the Plan document, of his/her After-Tax Account. An eligible employee participant may make two such withdrawals during any Plan year and is not suspended from participation in the Plan following such a withdrawal.

An eligible employee participant who has completed two years of participation may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall the amount withdrawable exceed the vested portion of the participant's Employer Contribution Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be requested every twelve months.

A participant who is at least age 59½ may request a post-59½ withdrawal from the Plan. The withdrawal can include the vested portion of his/her Employer Contribution Account, Employee Contribution Account, MAPCO Employer Matching Contribution Account, BESOP Employer Contribution Account, Catch-up Contribution Account, and 2005 ERISA Settlement Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or a Transtock Account may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

Withdrawals from an eligible employee participant's Pre-Tax Account before age 59½ may be made if he/she is totally and permanently disabled or has suffered a financial hardship condition. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months.

Note 1--Description of plan (continued)

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the aggregate of the highest outstanding balances of such loans during the immediately preceding twelve-month period, or 50 percent of their vested balance. Loan terms may not exceed 58 months or 25 years for the purchase of a primary residence. Periodic principal and interest payments are reinvested in various funds as directed by the participant. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest is paid ratably through payroll deductions. If the participant's employment is terminated, the participant may continue to make principal and interest payments through a coupon book payment process, subject to certain limitations.

Other

Each participant has his/her own individual account, and contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The market value per share of each fund is multiplied by the number of shares of the fund held in a participant's account to arrive at his/her account balance.

Net investment income (loss), including net appreciation (depreciation) in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant's account balances.

Effective July 1, 2005, the Plan was amended to convert the entire Williams Common Stock Fund within the Plan to an ESOP. Additionally, this amendment allows for the election of dividend pass-through, which are cash dividends paid directly to participants, for the dividends received on the shares in the Plan's ESOP effective on and after January 1, 2008. Prior to this amendment, a portion of the Plan had already been characterized as an ESOP and dividend pass-through was allowed on such portion.

While the Compensation Committee has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of termination, each participant would become fully vested in his/her entire account balance.

Note 2--Summary of significant accounting policies

Basis of accounting

The financial statements of the Plan are prepared in accordance with accounting standards generally accepted in the United States on the accrual basis of accounting, except as noted within this Note. Benefit payments are recorded when paid.

Investment valuation and income recognition

The Plan's investments are stated at fair value except for the investment in the Fidelity Managed Income Portfolio II (MIP II), a common collective trust with fully benefit-responsive investment contracts, which is valued at contract value as reported to the Plan by the trustee. Shares of mutual funds are valued at fair value based on published market prices, which represents the net asset values of the shares held by the Plan. Participant loans are carried at their outstanding balances, which approximate fair value. Investments in common stock and all other assets are stated at fair value based upon closing market quotes.

Within the MIP II, the fair value of investments in wrap contracts are determined using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, plan cash flow, and the market value to contract value ratio. For purposes of benefit-responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit-responsive withdrawals at contract value.

Underlying debt securities within the MIP II, for which quotations are readily available are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded, as determined by recognized dealers in such securities, or securities are valued on the basis of information provided by a pricing service. Pricing services use valuation matrices that incorporate both dealer-supplied valuations and valuation models. If prices are not readily available or do not accurately reflect fair value for a security, or if a security's value has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded, that security may be valued by another method that the MIP II trustee believes accurately reflects fair value. A security's valuation may differ depending on the method used for determining value. Price movements in future contracts and American Depository Receipts, market and trading trends, the bid/ask quotes of brokers and off exchange institutional trading may be reviewed in the course of making a good faith

Note 2--Summary of significant accounting policies (continued)

determination of a security's fair value. Underlying short-term securities with remaining maturities of sixty days or less for which market quotations are not readily available are valued at original cost plus accrued interest or at amortized cost, both of which approximate current value. Investments in underlying funds are valued at their closing net asset value each business day. Investment transactions are accounted for on a trade date basis.

Recent Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157). This Statement establishes a framework for fair value measurements in the financial statements by providing a definition of fair value, provides guidance on the methods used to estimate fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and is generally applied prospectively. The impact of SFAS No. 157 on the Plan is being assessed.

In December 2005, the FASB issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP at December 31, 2006. The net assets available for benefits did not change as a result of this FSP. The Plan recorded a decrease of $1,186,902 to Investments (at fair value) and a corresponding increase to Adjustment from fair value for fully benefit-responsive investment contracts on the Statement of Net Assets Available for Benefits.

As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan's statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value.

Note 2--Summary of significant accounting policies (continued)

Purchases and sales of securities are recorded on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams.

Administrative expenses

Certain administrative expenses of the Plan are paid by Williams.

Risk and uncertainties

The Plan provides for various investments in mutual funds, a common collective trust and the All Market Option (which consists of the Williams Common Stock Fund and a self-directed account). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Use of estimates

The preparation of financial statements requires the Plan's Administrative Committee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3--Investments

The following investments, at fair value, represent five percent or more of the Plan's net assets at December 31:

	2007	2006
Williams Common Stock Fund	$530,420,648	$490,093,359*
Fidelity Managed Income Portfolio II	95,650,083**	98,990,192**
Fidelity Diversified International Fund	97,633,406	74,045,947
Fidelity Contrafund	86,140,742	69,028,795
Vanguard Institutional Index Fund	63,471,002	60,590,059
Davis New York Venture Fund	62,241,394	55,566,401

* Includes nonparticipant-directed investments (see Note 4)

** The contract value of the Fidelity Managed Income Portfolio II at December 31, 2007, is $96,375,268 and at December 31, 2006, is $100,177,094.

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$ 13,383,636
Common stocks	163,052,583
Other	10.542
	$176,446,761

Note 4--Nonparticipant-directed investments

The nonparticipant-directed investments in the Plan were held by certain participants who held Williams common stock in the Restricted Williams Common Stock Fund. The Plan was amended effective January 1, 2007, to allow participants to direct the investments in the Restricted Williams Common Stock Fund (see Note 1). Assets related to the Restricted Williams Common Stock Fund included Williams common stock of $32,297,059 at December 31, 2006.

Note 5--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated December 22, 2006, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the amendments covered by the determination letter. The Plan's Administrative Committee believes the Plan, as amended since the prior determination letter, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6--Differences between financial statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2007	2006
Net assets available for benefits per the financial statements	$1,217,711,119	$1,067,396,138
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(725,185)	(1,186,902)
Amounts allocated to withdrawing participants	(1,060,698)	(1,648,005)
Net assets available for benefits per the Form 5500	$1,215,925,236	$1,064,561,231

The following is a reconciliation of withdrawals per the financial statements to the Form 5500 for the year ended December 31, 2007:

Withdrawals per the financial statements	$134,239,547
Add: Amounts allocated to withdrawing participants at December 31, 2007	1,060,698
Less: Amounts allocated to withdrawing participants at December 31, 2006	(1,648,005)
Withdrawals per Form 5500	$133,652,240

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2007, but not yet paid as of that date.

Note 6--Differences between financial statements and Form 5500 (continued)

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500 for the year ended December 31, 2007:

Net appreciation in fair value of investments per the financial statements	$176,446,761
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	(725,185)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	1,186,902
Net appreciation in fair value of investments per Form 5500	$176,908,478

Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value.

Note 7--Transactions with Parties-in-Interest

Certain investments held by the Plan are managed by the trustee and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

Note 8--Securities Class Action Settlement

In 2002, numerous shareholder class action suits were filed against Williams, its Board of Directors and certain corporate officers by security holders of Williams and WilTel, a previously owned subsidiary of Williams. These suits were subsequently consolidated. Williams and other defendants agreed to a settlement in the matter for a total of $311 million. On February 9, 2007, the United States District Court for the Northern District of Oklahoma ("the Court") gave its final approval of the settlement. The Plan received proceeds of $4.8 million in January 2008 pursuant to a plan of allocation, also approved by the Court, for the benefit of eligible current and former Plan participants and beneficiaries. According to the third-party claims administrator, this receipt represents approximately 80% of the expected distribution. The amount available for a later distribution, if any, depends upon any disputed claims or distributions being resolved by the Court overseeing the class action and any appeals from the Court's determination as well as other contingencies such as additional administrative expenses, interest, taxes and the amount and resolution of later filed claims. Accordingly, $4.8 million is reported on the statement of changes in net assets available for benefits as Class action settlement proceeds.

Note 9--Subsequent events

Effective March 31, 2008, the Plan was amended to no longer allow participants' future contributions, including employer and employee contributions, loan payments and rollovers, in the T. Rowe Price Small-Cap Stock Fund. Effective March 31, 2008, the T. Rowe Price Institutional Small-Cap Stock Fund was added to the Plan as a new investment option. If a participant chose to take no action to change to another available investment option under the Plan, balances in the T. Rowe Price Small-Cap Stock Fund were automatically exchanged for T. Rowe Price Institutional Small-Cap Fund. If a participant chose to take no action, future contributions were automatically redirected to the T. Rowe Price Institutional Small-Cap Fund.

Schedule I

THE WILLIAMS INVESTMENT PLUS PLAN
EIN: 73-0569878 PLAN: 008
Schedule H, line 4i

Schedule of Assets (held at end of year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
*	Fidelity	Fidelity Managed Income Portfolio II – 96,375,268 shares		$ 95,650,083
	PIMCO	PIMCO Total Return Inst Fund – 2,572,012 shares		27,494,812
*	Fidelity	Fidelity Puritan Fund – 2,483,159 shares		47,254,515
	Vanguard	Vanguard Institutional Index Fund – 473,170 shares		63,471,002
	Vanguard	Vanguard Equity Income ADM Fund – 292,061 shares		14,947,697
*	Fidelity	Fidelity Contrafund – 1,178,235 shares		86,140,742
	Davis Selected Advisers	Davis New York Venture Fund – 1,538,724 shares		62,241,394
	Putnam	Putnam Voyager Fund Y – 792,270 shares		15,837,468
	T. Rowe Price	T. Rowe Price Small-Cap Stock Fund – 986,986 shares		29,994,493
*	Fidelity	Fidelity Diversified International Fund – 2,446,953 shares		97,633,406
*	Fidelity	Fidelity Freedom Income Fund – 265,787 shares		3,043,261
*	Fidelity	Fidelity Freedom 2010 Fund – 1,396,650 shares		20,698,360
*	Fidelity	Fidelity Freedom 2020 Fund – 2,189,437 shares		34,615,003
*	Fidelity	Fidelity Freedom 2030 Fund – 1,100,661 shares		18,182,920

*Party-in-interest
**Column not applicable for participant-directed investments.

Schedule I

THE WILLIAMS INVESTMENT PLUS PLAN
EIN: 73-0569878 PLAN: 008
Schedule H, line 4i

Schedule of Assets (held at end of year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
*	Fidelity	Fidelity Freedom 2040 Fund – 1,091,253 shares		$ 10,617,891
*	The Williams Companies, Inc.	Common stock – 14,824,436 shares		530,420,648
*	Self-Directed Fund	A self-directed fund allowing participants to invest in publicly traded stocks, mutual funds and bonds at their discretion.		40,085,598
*	Participant Loan	Loans extended to participants at interest rates of 5.0% to 10.5%		13,768,873
				$1,212,098,166

*Party-in-interest
**Column not applicable for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE WILLIAMS
INVESTMENT PLUS PLAN
(Name of Plan)

By ______________________

Tom Jasorschke
Chairman, Administrative Committee
The Williams Companies, Inc.

Date: June 20, 2008

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-85542) pertaining to The Williams Investment Plus Plan of our report dated June 20, 2008, with respect to the financial statements and schedule of The Williams Investment Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Ernst & Young

Tulsa, Oklahoma
June 20, 2008

END